FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2004

Commission File Number: 033-97038

BRASCAN CORPORATION
(Translation of registrant’s name into English)

BCE Place
Suite 300
181 Bay Street, P.O. Box 762
oronto, Ontario, Canada M5J 2T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form
20-F or Form 40-F.

Form 20-F _____ Form 40-F __X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-
2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82- ________

INCORPORATION BY REFERENCE

       The Form 6-K of Brascan Corporation dated August 5, 2004 and the exhibit thereto are hereby incorporated by reference as exhibits to Brascan Corporation’s registration statement on Form F-9 (File No. 333-112049).

EXHIBIT LIST

Exhibit	Description
99.1	Press release, dated September 15, 2004, regarding
Brascan monetizes a portion of its interest in
Norbord
99.2	Press release, dated September 20, 2004, regarding
preliminary prospectus filed for sale of a portion of
Brascan’s Norbord shares

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2004

BRASCAN CORPORATION
By: /s/ Brian Lawson Name: Brian D. Lawson Title:Executive Vice President and CFO